Exhibit 99.1

Polestar announces updates to its capital structure and intention to consolidate Polestar 3 manufacturing

•	Initial approximate USD 274 million debt-to-equity conversion and extension of shareholder loan from Volvo Cars, with a further conversion of approximately USD 65 million expected later in the second quarter
•	Intention to consolidate manufacturing of Polestar 3 in Charleston, South Carolina, USA to drive efficiencies

GOTHENBURG, SWEDEN – 31 March 2026. Polestar (Nasdaq: PSNY) announces that Volvo Cars has agreed to convert approximately USD 274 million of its outstanding shareholder loan into Polestar’s equity.

Following completion of the previously announced approximate USD 300 million debt-to-equity conversion by Geely Sweden Holdings AB, Volvo Cars is expected to carry out a second debt-to-equity conversion later during the second quarter, totalling approximately USD 65 million. In doing so, Volvo Cars’ ownership in Polestar will remain at approximately 19.9%.

The maturity of the remaining approximately USD 661 million shareholder loan has been extended to December 2031. The shareholder loan conversion and amendments announced today strengthen Polestar’s balance sheet and extend Polestar’s debt maturity profile.

Polestar and Volvo Cars also intend to increase efficiencies by consolidating future manufacturing of Polestar 3 in Charleston, South Carolina, USA.

Michael Lohscheller, Polestar CEO, says: “We are grateful for the continued support from Volvo Cars in helping us to strengthen our balance sheet and reinforce our liquidity profile. Our strong operational collaboration with Volvo Cars continues through manufacturing, our commercial operations and offering our customers access to one of the most extensive service networks in the industry.”

Additional information about Volvo Cars’ debt to equity conversion

The conversion price will be set at 95 per cent of the 30-day volume-weighted average price in Polestar shares up to 27 March 2026. As the debt-to-equity conversion announced on 19 December 2025 by Geely Sweden Holdings AB, which will have a dilutive effect on Volvo Cars’ shareholding in Polestar, has not yet been completed, Volvo Cars intends to carry out a second, smaller conversion later in the second quarter, subject to agreed deadlines and necessary regulatory approvals.

ENDS

Contacts

Anna Gavrilova

Head of Investor Relations

anna.gavrilova@polestar.com

Theo Kjellberg

Head of Corporate Communications

theo.kjellberg@polestar.com

About Polestar

Polestar (Nasdaq: PSNY) is the Swedish electric performance car brand with a focus on uncompromised design and innovation, and the ambition to accelerate the change towards a sustainable future. Headquartered in Gothenburg, Sweden, its cars are available in 28 markets globally across North America, Europe, and Asia Pacific.

Polestar has four models in its line-up: Polestar 2, Polestar 3, Polestar 4, and Polestar 5. Planned models include Polestar 4 new variant (to be introduced in the last quarter of 2026), Polestar 2 successor (to be launched early in 2027), Polestar 7 compact SUV (to be introduced in 2028) and the Polestar 6 roadster. With its vehicles currently manufactured on two continents, North America and Asia, Polestar is diversifying its manufacturing footprint further, with production of Polestar 7 planned in Europe.

Polestar has an unwavering commitment to sustainability and has set an ambitious roadmap to reach its climate targets: halve greenhouse gas emissions by 2030 per-vehicle-sold and become climate-neutral across its value chain by 2040. Polestar’s comprehensive sustainability strategy covers the four areas of Climate, Transparency, Circularity, and Inclusion.

Forward-looking statements

Certain statements in this press release (“Press Release”) may be considered “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or the future financial or operating performance of Polestar, including the timing and completion of the loan conversion from the financial institutions. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “forecast”, “plan”, “seek”, “future”, “propose” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Polestar and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) Polestar’s ability to enter into or maintain agreements or partnerships with its strategic partners, including Volvo Cars and Geely, original equipment manufacturers, vendors and technology providers; (2) Polestar’s ability to maintain relationships with its existing suppliers, source new suppliers for its critical components and enter into longer term supply contracts and complete building out its supply chain; (3) Polestar’s ability to raise additional funding; (4) Polestar’s ability to successfully execute cost-cutting activities and strategic efficiency initiatives; (5) Polestar’s estimates of expenses, profitability, gross margin, cash flow, and cash reserves; (6) Polestar’s ability to continue to meet stock exchange listing standards; (7) changes in domestic and foreign business, market, financial, political and legal conditions; (8) demand for Polestar’s vehicles or car sale volumes, revenue and margin development based on pricing, variant and market mix, cost reduction efficiencies, logistics and growing aftersales; (9) delays in the expected timelines for the development, design, manufacture, launch and financing of Polestar’s vehicles and Polestar’s reliance on a limited number of vehicle models to generate revenues; (10) increases in costs, disruption of supply or shortage of materials, in particular for lithium-ion cells or semiconductors; (11) risks related to product recalls, regulatory fines and/or an unexpectedly high volume of warranty claims; (12) Polestar’s reliance on its partners to manufacture vehicles at a high volume, some of which have limited experience in producing electric vehicles, and on the allocation of sufficient production capacity to Polestar by its partners in order for Polestar to be able to increase its vehicle production volumes; (13) the ability of Polestar to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (14) risks related to future market adoption of Polestar’s offerings; (15) risks related to Polestar’s current distribution model and the evolution of its distribution model in the future; (16) the effects of competition and the high barriers to entry in the automotive industry and the pace and depth of electric vehicle adoption generally on Polestar’s future business; (17) changes in regulatory requirements (including environmental laws and regulations and regulations related to connected vehicles), governmental incentives, tariffs and fuel and energy prices; (18) Polestar’s reliance on the development of vehicle charging networks to provide charging solutions for its vehicles and its strategic partners for servicing its vehicles and their integrated software; (19) Polestar’s ability to establish its brand and capture additional market share, and the risks associated with negative press or reputational harm, including from electric vehicle fires; (20) the outcome of any potential litigation, including litigation involving Polestar and Gores Guggenheim, Inc., government and regulatory proceedings, including the NHTSA investigation into the Polestar 2 rear view camera, tax audits, investigations and inquiries; (21) Polestar’s ability to continuously and rapidly innovate, develop and market new products; (22) the impact of the ongoing conflict between Ukraine and Russia and in Israel, the Gaza Strip and the Red Sea; and (23) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Polestar’s Form 20-F, and other documents filed, or to be filed, with the SEC by Polestar. There may be additional risks that Polestar presently does not know or that Polestar currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this Press Release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Polestar assumes no obligation to update these forward-looking statements, even if new information becomes available in the future, except as may be required by law.

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